Exhibit (a)(1)(vii)
Media Contact:	Gil Nielsen VP, IDT Corporate Communications (973) 438-3553	Investor Contacts:	Mary Jennings Director, Investor Relations (973) 438-3124

IDT CORPORATION ANNOUNCES COMMENCEMENT OF

TENDER OFFER FOR NET2PHONE SHARES

Net2Phone Stockholders to Receive $2.00 Net Per Share in Cash for Each Net2Phone Share

November 10, 2005—Newark, N.J., November 10, 2005 – IDT Corporation (NYSE:IDT, IDT.C) today announced that NTOP Acquisition, Inc., a wholly-owned subsidiary of IDT, commenced an offer to purchase all outstanding shares of common stock of Net2Phone, Inc. (NASDAQ: NTOP) not already beneficially owned by IDT for $2.00 net per share in cash. IDT had previously announced its intention to make an offer for the Net2Phone shares. The expiration date for the tender offer is Monday, December 12, 2005, unless the offer is extended. On the expiration date, and assuming satisfaction or waiver of all conditions to the offer, all validly tendered shares not previously withdrawn will be accepted for purchase pursuant to the terms of the offer and paid for promptly.

IDT currently beneficially owns 2,773,798 shares of Net2Phone common stock and 28,896,750 shares of Net2Phone class A common stock, representing approximately 40.19% of Net2Phone’s outstanding equity securities and approximately 56.23% of the total voting power of Net2Phone’s outstanding equity securities.

The offer is subject to the non-waivable condition that the offer shall have been accepted by holders of a majority of the outstanding shares of Net2Phone common stock not already otherwise owned by IDT and its affiliates. The offer is also subject to the waivable condition that IDT, directly or indirectly, shall own at least 90% of the outstanding shares of Net2Phone common stock following consummation of the offer. To the extent that IDT can satisfy the 90% condition by converting shares of Net2Phone class A common stock into shares of Net2Phone common stock while still maintaining its ownership of 90% of the outstanding shares of Net2Phone class A common stock, it will do so. As promptly as practicable following the consummation of the offer, IDT intends to effect a merger of Net2Phone with NTOP Acquisition in which all remaining public holders of Net2Phone common stock would receive the same consideration for their shares as that received by the Net2Phone stockholders who tendered their shares in the offer. The offer is also subject to other terms and conditions as set forth in the tender offer materials being distributed to Net2Phone stockholders.

Under applicable rules of the Securities and Exchange Commission, Net2Phone will be required to make a recommendation, state that it is neutral, or state that it is unable to take a position with respect to the offer, and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 describing its position (if any), and certain related matters, no later than ten business days from the date of this release.

IDT has engaged Wachovia Bank, N.A. to act as depositary in connection with the tender offer. Questions and requests for documentation in connection with the tender offer may be directed to D.F. King & Co., Inc., the information agent for the tender offer, at (800) 290-6429.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of Net2Phone common stock. The solicitation of offers to sell shares of Net2Phone common stock is made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials filed with the SEC. Net2Phone stockholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase, Net2Phone’s Solicitation/Recommendation Statement on Schedule 14D–9, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov. Investors can also obtain the tender offer statement and related documents from IDT without charge by directing a request to IDT Corporation, 520 Broad Street, Newark, New Jersey, Attention: Investor Relations, Telephone: (973) 438-1000. A copy of this press release will be available on IDT’s website at www.idt.net in the “About IDT” Press Releases section.

IDT Corporation, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary that is focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for IDT’s initiatives in radio broadcasting, brochure distribution and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers. IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols “IDT” and “IDT.C,” respectively.

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